Exhibit 4 – Amendment to Rescind Go Public First Inc. Shares

ACTION BY WRITTEN CONSENT

IN LIEU OF SPECIAL MEETING OF THE

BOARD OF DIRECTORS OF UGODS, INC.

The undersigned, being all of the Directors (hereinafter the “Board”) of UGODS, INC. a Nevada corporation (hereinafter “the Corporation”) hereby consent to the following actions without a meeting, as permitted by the state of Nevada on November 2, 2005.

WHEREAS, the Board of Directors has found need for terminating 400,000 shares issued to Go Public First, Inc for non-performance on the agreement. And has therefore deemed it appropriate at this time to seek legal counsel to persue taking action in an attempt to get reimbursement on fees paid to Go Public First Inc.

There being no further business, the meeting was closed by unanimous vote this 2nd day of November, 2005.

By: /s/ Alexander Long

Its: President